FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  26 March 2008


                                File no. 0-17630


                            Transaction in Own Shares



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Transaction in Own Shares



26th March 2008





SHARE REPURCHASE PROGRAMME


CRH plc announces that on 25th March 2008, UBS Limited purchased, on behalf of the Company, 209,322 Ordinary Shares of EUR0.32 each in CRH plc at prices between EUR24.00 and EUR24.40 per Ordinary Share. The purchased shares will be held as Treasury Shares.

Following the above transaction, CRH plc holds 8,279,953 Ordinary Shares in Treasury.

The number of Ordinary Shares in issue (excluding Treasury Shares) is
538,947,241.







Contact

Angela Malone

Company Secretary

Tel: 00 3531 6344340





___



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 26 March 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director